                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                  THE THIRD QUARTER 2001 FINANCIAL RESULTS
    ---------------------------------------------------------------------------

         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
    ---------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
    ---------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                   Form 40-F    X
         -----                                         -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
   -----                                -----

                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.    Press Release dated October 29, 2001 (#31/01); Financial Highlights
2. Supplemental Disclosure for the third quarter and nine months ended September 30, 2001
3. Management's Discussion and Analysis of Financial condition and Results of Operations
4. Consolidated Financial Statements for the three and nine month periods ended September 30, 2001

                         [QUEBECOR WORLD LOGO OMITTED]

October 29, 2001                                                           31/01

For immediate release                                                Page 1 of 3


                QUEBECOR WORLD REPORTS THIRD QUARTER 2001 RESULTS

MONTREAL, CANADA -- Quebecor World Inc. announced diluted earnings per share of $0.46 for the quarter ending September 30, 2001 compared to $0.58 during the same period in 2000. This is in keeping with recent guidance for the third quarter and full year 2001. Year to date diluted EPS was $1.13 compared to $1.21 for the year 2000.

"Traditionally we earn almost one-half of our third quarter net income in September. The shock experienced by the U.S. economy dramatically affected our September results," said Charles G. Cavell, President and CEO of Quebecor World Inc. "These events weakened consumer confidence and had a direct impact on many of our publishing and retail customers. Business and airline magazines were specifically impacted and catalogers canceled orders, reduced circulation and delayed mailings. In addition, recent events are causing direct mail customers to rethink some of their products."

Still some of Quebecor World's North American product groups maintained or even improved results quarter to quarter. Revenues for the third quarter declined just 2% compared to the same period last year but by effectively managing costs and finding new efficiencies, domestic operating margins were an impressive 11.9%. Quebecor World partners with the biggest and the best publishers and retailers in the industry. The Company produced 30 book titles on the Publishers Weekly Bestseller List, and we produce 46% of the top 125 magazines in the U.S. Our customers are not immune to the current environment but will fair better than most and will be in a position to improve their market share when the economy improves.

The restructuring initiatives announced on October 9, 2001 will increase operational efficiency in 2002 to offset the slow market by reducing costs and improving returns. The restructuring plan will be implemented during the next six months and will result in annualized pre-tax earnings improvement of approximately $45 million.

Quebecor World is advantaged as the only truly global printer with more than 30% of its revenues generated outside of the U.S. While indirectly impacted by the events in North America, our European and Latin American platforms are expanding and developing new customer relationships. In the Nordic countries revenues increased and we have increased exports to Russia from our facility in Finland.

Quebecor World continues to develop its global mix. In August, the Company signed a binding agreement, subject to regulatory approval, that will solidify its French platform. Quebecor World is purchasing the printing assets of Hachette Filipacchi Medias, Europe's largest magazine publisher. Those assets include printing, bindery and logistics facilities in France and 50% ownership of Helio Charleroi in Belgium. As part of this transaction, Quebecor World has been awarded a five-year contract with a five-year renewal option valued at $400 million to print many of Hachette's magazines in France.

For immediate release                                                Page 2 of 3

In Latin America revenues increased 52%. Quebecor World expanded its directory and book platform by purchasing the assets of Grupo Serla in Mexico City, Mexico. The facility will produce directories for ADSA, a subsidiary of Telmex, Mexico's largest telecommunications company. Already a major supplier of educational textbooks the Serla acquisition will improve Quebecor World's book platform, increasing capacity in Mexico by 100%.

"Our Latin America platform continues to expand and to produce better results," said Mr. Cavell. "As we move forward we will replicate our successful strategy of being the region's leading consolidator and partnering with publisher/printers as they turn more attention towards their core businesses."

"In the U.S. the advertising outlook for the balance of the year remains uncertain but our management is disciplined and focussed on implementing measures that will allow us to provide improved efficiencies and service that will benefit customers and shareholders when the economy recovers," said Mr. Cavell.

In August, the Company successfully completed the placement of 7,000,000 Cumulative Redeemable First Preferred Shares, Series 5 at a price of CDN$25.00 per share, for an aggregate amount of CDN$175,000,000. Net proceeds will be used for capital expenditures and to fund general corporate purposes.

The Board of Directors declared a dividend of $0.12 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares, CDN$0.4219 per share on Series 4 Preferred Shares and CDN$0.50687 on Series 5 Preferred Shares. The dividends are payable December 1, 2001 to shareholders of record on November 16, 2001.

QUEBECOR WORLD TO WEBCAST INVESTOR CONFERENCE CALL ON OCTOBER 30, 2001

Quebecor World Inc. will broadcast its 2001 Third Quarter conference call live over the Internet on Tuesday, October 30 at 8:30 AM (EDT).

The conference call, which will last approximately one hour, will be webcast live and can be accessed on the Quebecor World web site:

 or at:

www.ir-live.com/en/shows.php/quebecor_world/events/2001.10.30/?webcast_id=258

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (416) 695-5800 or (800) 408-3053 passcode 927883, available from October 30 to November 13, 2001.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS.

For release: October 29, 2001                                       Page 3 of 3

THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS.

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS


Periods ended September 30
(In millions of US dollars, except per share amounts)
(Unaudited)


                                                    Three months                                     Nine months
---------------------------------------------------------------------------------------------------------------------------------
                                                  2001            2000        Change         2001            2000        Change
---------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED RESULTS
Revenues                                        $1,625.2        $1,633.8         (1)%      $4,704.2        $4,813.3         (2)%
Operating income before amortization               258.5           286.7        (10)%         720.7           774.3         (7)%
Operating income                                   172.7           202.4        (15)%         468.1           508.3         (8)%
Net income                                          70.8            88.7        (20)%         176.5           189.1         (7)%
Cash provided from operating activities             12.1            17.5                      135.8           307.0
Free cash flow from operations*                    (58.2)            0.1                      (97.9)          206.0
Operating margin before amortization                15.9 %          17.5 %                     15.3 %          16.1 %
Operating margin                                    10.6 %          12.4 %                     10.0 %          10.6 %
=================================================================================================================================

SEGMENTED INFORMATION
REVENUES
    North America                               $1,373.4        $1,398.4         (2)%      $3,941.5        $4,080.9         (3)%
    Europe                                         211.5           208.9          1 %         651.9           654.1          - %
    Latin America                                   40.5            26.7         52 %         111.3            78.4         42 %

OPERATING INCOME
    North America                               $  163.0        $  175.9         (7)%      $  427.0        $  440.9         (3)%
    Europe                                           9.7            13.9        (30)%          38.8            42.2         (8)%
    Latin America                                    1.2             0.7         71 %           5.5             3.6         53 %

OPERATING MARGINS
    North America                                   11.9 %          12.6 %                     10.8 %          10.8 %
    Europe                                           4.6 %           6.7 %                      6.0 %           6.5 %
    Latin America                                    2.9 %           2.5 %                      4.9 %           4.6 %
=================================================================================================================================

FINANCIAL POSITION
Working capital                                                                            $  198.5        $  306.7
Total assets                                                                                6,603.6         6,628.0
Long-term debt (including convertible notes)                                                2,409.1         2,670.0
Shareholders' equity                                                                        2,651.3         2,370.3
Debt-to-capitalization                                                                        47:53           53:47
=================================================================================================================================

PER SHARE DATA
Earnings
   Basic                                        $   0.46        $   0.59        (22)%      $   1.14        $   1.23         (7)%
   Diluted                                          0.46            0.58        (21)%          1.13            1.21         (7)%
Earnings before goodwill amortization
   Basic                                        $   0.58        $   0.69        (16)%      $   1.47        $   1.56         (6)%
   Diluted                                          0.57            0.68        (16)%          1.45            1.53         (5)%
Dividends on equity shares                      $   0.12        $   0.08         50 %      $   0.34        $   0.23         48 %
Book value                                                                                 $  15.66        $  14.73          6 %
=================================================================================================================================

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

-------------------------------------------------------------------------------

                        [QUEBECOR WORLD INC. LOGO]

                           QUEBECOR WORLD INC.
                         SUPPLEMENTAL DISCLOSURE
   AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 2001

                          FOR THE THIRD QUARTER
                             AND NINE MONTHS
                         ENDED SEPTEMBER 30, 2001

                   FOR PUBLIC RELEASE ON OCTOBER 29, 2001

       http://www.quebecorworld.com/htmen/20_0/pdf/01Q3-Supp_Disclosure.pdf

-------------------------------------------------------------------------------

QUEBECOR WORLD
-------------------------------------------------------------------------------
THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                 PAGE
         1.    HIGHLIGHTS                                          1
       ----------------------------------------------------------------
         2.    RECENT DEVELOPMENTS                                 4
       ----------------------------------------------------------------
         3.    MANAGEMENT APPOINTMENTS                             7
       ----------------------------------------------------------------
         4.    CORPORATE FINANCE                                   8
       ----------------------------------------------------------------
         5.    SEGMENTED RESULTS OF OPERATIONS                    10
       ----------------------------------------------------------------
         6.    BREAKDOWN OF REVENUES                              13
       ----------------------------------------------------------------
         7.    FINANCIAL CONDITION                                14
       ----------------------------------------------------------------
         8.    DISCUSSION OF CONSENSUS EARNINGS                   15
       ----------------------------------------------------------------

CERTAIN INFORMATION INCLUDED IN THIS DOCUMENT IS FORWARD-LOOKING AND IS SUBJECT TO IMPORTANT RISK AND UNCERTAINTIES. THE RESULTS OR EVENTS PREDICTED IN THESE STATEMENTS MAY DIFFER MATERIALLY FROM ACTUAL RESULTS OR EVENTS. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE IMPACT OF PRICE AND PRODUCT COMPETITION; THE IMPACT OF TECHNOLOGICAL AND MARKET CHANGE; THE ABILITY OF QUEBECOR WORLD INC. TO INTEGRATE THE OPERATIONS OF ACQUIRED BUSINESSES IN AN EFFECTIVE MANNER; GENERAL INDUSTRY AND MARKET CONDITIONS AND GROWTH RATES, INCLUDING INTEREST RATE AND CURRENCY EXCHANGE FLUCTUATIONS; AND THE IMPACT OF CONSOLIDATION IN THE PRINTING INDUSTRY.

ALL DOLLAR AMOUNTS IN US DOLLARS UNLESS OTHERWISE NOTED.


--------------------------------------------------------------------------------

1. HIGHLIGHTS
--------------------------------------------------------------------------------
CONSOLIDATED RESULTS


THREE MONTHS ENDED SEPTEMBER 30, 2001

RESULTS REFLECT WEAK POST-SEPTEMBER 11TH MARKET CONDITIONS:

REVENUES: For the third quarter ended September 30, 2001, revenues were $1,625 million, down 1% from 2000.

OPERATING INCOME: Operating income decreased 15% to $173 million compared to $202 million for the corresponding period last year. Excluding non-operating items, operating income for the quarter decreased 9% to $176 million compared to $194 million last year. The operating income margin for the quarter decreased from 12.4% (11.9% before non-operating items) in 2000 to 10.6% (10.8% before non-operating items) in 2001.

EARNINGS PER SHARE: Earnings per share for the third quarter ending September 30, 2001 was $0.46 on a fully diluted basis, down 21% from $0.58 for the same period in 2000. Excluding non-operating items, earnings per share for Q3 2001 were $0.47, down 15% from $0.55 in the previous year.

CASH EARNINGS PER SHARE: Cash Earnings per share for the third quarter ending September 30, 2001 were $0.57 on a fully diluted basis, down 16% from $0.68 in 2000. Excluding non-operating items, cash earnings per share for Q3 2001 were $0.58, down 11% from $0.65 in the previous year.


NINE MONTHS ENDED SEPTEMBER 30, 2001

RESULTS REFLECT WEAK POST-SEPTEMBER 11TH MARKET CONDITIONS:

REVENUES: For the nine months ended September 30, 2001, revenues were $4,704 million, down 2% from 2000.

OPERATING INCOME: Operating income decreased 8% to $468 million compared to $508 million for 2000. Excluding non-operating items, operating income decreased 6% to $474 million, compared to $504 million last year. The operating income margin for 2001 was 10.0% (10.1% before non-operating items) compared to 10.6% (10.5% before non-operating items) in 2000.

EARNINGS PER SHARE: Earnings per share for the nine months ended September 30, 2001 were $1.13 on a fully diluted basis, a decrease of 7% from $1.21 in 2000. Excluding non-operating items, earnings per share for nine months ended September 30th, 2001 were $1.16, down 3% from $1.20 in the previous year.

CASH EARNINGS PER SHARE: Cash Earnings per share for the nine months ended September 30, 2001 were $1.45, an decrease of 5% from $1.53 in 2000. Excluding non-operating items, cash earnings per share for nine months ended September 30th, 2001 were $1.48, down 3% from $1.52 in the previous year.


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                            PAGE 1

--------------------------------------------------------------------------------
CONSOLIDATED RESULTS

----------------------------------------------------------------------------------------------------------------------------
(IN $ MILLIONS EXCEPT MARGINS AND PER SHARE DATA)     FOR THE 3 MONTHS ENDED SEPT 30        FOR THE 9 MONTHS ENDED SEPT 30
----------------------------------------------------------------------------------------------------------------------------
                                                       2001     Change       2000           2001      Change       2000
                                                  --------------------------------------------------------------------------
Revenues(1)                                         $ 1,625        -1%     $ 1,634        $ 4,704       -2%      $ 4,813
EBITDA(1,2)                                             259       -10%         287            721       -7%          774
Operating income(1,2)                                   173       -15%         202            468       -8%          508
Net income - cash basis                                  87       -17%         104            224       -6%          237
Net income                                               71       -20%          89            176       -7%          189
Diluted Earnings per share                           $ 0.46       -21%      $ 0.58         $ 1.13       -7%      $  1.21
Diluted Earnings per share - cash basis              $ 0.57       -16%      $ 0.68         $ 1.45       -5%      $  1.53
EBITDA  margin                                         15.9%                  17.5%          15.3%                  16.1%
Operating margin                                       10.6%                  12.4%          10.0%                  10.6%
----------------------------------------------------------------------------------------------------------------------------

(1) CD-ROM REPLICATION BUSINESS HAD REVENUES OF $37M, EBITDA OF $5M AND EBIT OF $3M FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

(2) INCLUDES NON-OPERATING EXPENSES OF $3.1M FOR Q3 2001 AND $2.8M FOR Q3 2000, AND $11.2M GAIN RELATED TO THE SALE OF CD-ROM BUSINESS IN Q3 2000

    INCLUDES NON-OPERATING EXPENSES OF $5.8M FOR 2001 YTD AND $6.9M FOR 2000 YTD, AND $11.2M GAIN RELATED TO THE SALE OF CD-ROM BUSINESS IN Q3 2000


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                            PAGE 2

--------------------------------------------------------------------------------
IMPACTS OF CURRENCY TRANSLATION AND OTHER FACTORS
(IN $ MILLIONS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------------------------------------------------------
      IMPACT ON:                                          1ST QUARTER       2ND QUARTER        3RD QUARTER      YEAR TO DATE
--------------------------------------------------------------------------------------------------------------------------------
          REVENUES     Weaker foreign currencies              (31)              (28)              (16)              (75)
                       ---------------------------------------------------------------------------------------------------------
                       Sale of CD-ROM and fulfilment          (20)              (18)                0               (37)
                       ---------------------------------------------------------------------------------------------------------
                       Business Acquisitions                    8                10                34                52
                       ---------------------------------------------------------------------------------------------------------
                       TOTAL                                 $(43)             $(35)              $18              $(60)
--------------------------------------------------------------------------------------------------------------------------------
  OPERATING INCOME     Weaker foreign currencies             (1.8)             (1.9)             (0.4)             (4.1)
                       ---------------------------------------------------------------------------------------------------------
                       Sale of CD-ROM and fulfilment         (1.8)             (1.5)            (11.2)            (14.5)
                       ---------------------------------------------------------------------------------------------------------
                       Business Acquisitions                  0.9               1.1               4.6               6.6
                       ---------------------------------------------------------------------------------------------------------
                       Non-operating expenses                (2.3)             (0.4)             (3.1)             (5.8)
                       ---------------------------------------------------------------------------------------------------------
                       TOTAL                                $(5.0)            $(2.7)           $(10.1)           $(17.8)
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
(PRE-TAX)              Weaker foreign currencies            (0.01)            (0.01)             0.00             (0.02)
                       ---------------------------------------------------------------------------------------------------------
                       Sale of CD-ROM and fulfilment        (0.01)            (0.01)            (0.08)            (0.10)
                       ---------------------------------------------------------------------------------------------------------
                       Business Acquisitions                 0.01              0.00              0.03              0.04
                       ---------------------------------------------------------------------------------------------------------
                       Non-operating expenses               (0.02)            (0.00)            (0.02)            (0.04)
                       ---------------------------------------------------------------------------------------------------------
                       TOTAL                               $(0.03)           $(0.02)           $(0.07)           $(0.12)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUEBECOR WORLD                                                            PAGE 3

2. RECENT DEVELOPMENTS
--------------------------------------------------------------------------------
CONTINUED EXPANSION IN EUROPE AND LATIN AMERICA


ACQUISITION OF PRINTING ASSETS AND SIGNING OF LONG TERM CONTRACT WITH HACHETTE FILIPACCHI IN EUROPE

On September 27, 2001, Quebecor World announced that, subject to regulatory approval in France, it would acquire all of the European printing assets of Hachette Filipacchi Medias. These assets include printing, bindery and logistics facilities in France, and 50% ownership (and management control) of a modern gravure printing facility in Charleroi, Belgium. Hachette
Filipacchi is the leading publisher of magazines in Europe, and one of Quebecor World's largest customers in North America and Europe. The consideration paid for the printing assets was $65 million including assumption of debt. As part of this transaction, Quebecor World entered a 10-year printing contract valued at $400 million.

ACQUISITION OF GRUPO SERLA IN MEXICO

In August, 2001 Quebecor World purchased the manufacturing assets of Grupo Serla, one of Mexico's leading commercial printers. This acquisition provides Quebecor World with additional capacity required to produce telephone directories for Telmex, under its 5-year printing contract with this telecommunications giant. The transaction will close during the fourth quarter of 2001, and will enable Quebecor World to increase its sales in this key NAFTA market by sixfold.


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                            PAGE 4

2. RECENT DEVELOPMENTS
--------------------------------------------------------------------------------
1999 AND 2001 RESTRUCTURING PLANS


2001 RESTRUCTURING PLAN

On October 9th, 2001 Quebecor World announced that it would take further cost cutting measures to address the current weak market conditions in domestic and international economies. The 2001 Restructuring Plan envisages the elimination of approximately 2,500 employee positions (6% of the workforce globally). Initial estimates of the total costs expected to be incurred under the Plan are approximately $225 million, of which approximately $100 million is expected to be cash. This charge will be recognized during the Fourth Quarter, 2001. Management expects that its overall production capacity will decline by less than 1% after implementation of the Restructuring Plan, while it will generate approximately $45 million of annualized cost savings ($0.25 per share). The 2001 Restructuring Plan reflects the Company's ongoing strategy to create larger, more specialized production facilities.

1999 RESTRUCTURING PLAN

Execution of the World Color Merger Restructuring Plan was completed earlier in the year. Approximately 3,400 employee positions were eliminated under the Plan, and the Company has incurred a total of $128 million cash costs.


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                            PAGE 5

--------------------------------------------------------------------------------
OTHER DEVELOPMENTS


INSTALLATION OF THE WORLD'S LARGEST WEB OFFSET HEATSET PRESS

In July, 2001 Quebecor World held a ribbon-cutting ceremony for its new
$23 million web offset, heatset, Directory press project in its Merced, California plant. Producing 144 pages per impression, this is the world's largest web offset heatset press, and will be used primarily to enhance the quality of telephone directories produced for SBC Communications, Inc. This investment was the cornerstone of a multi-year, $500 million contract extension with one of Quebecor World's major, long-standing customers, SBC. The press will be used to produce directories for Pacific Bell customers in 120 cities in California and Nevada.

SEARS "PARTNERS IN PROGRESS" AWARD

In July, 2001 for the sixth time in seven years, Quebecor World has received the prestigious Sears Canada Inc. "Partners in Progress Award." The partners in Progress Award signifies the importance of a supplier's contribution to Sears' success. From its thousands of vendors, Sears selects the top companies which, over the past year, have consistently provided high-quality products and responded to Sears' needs in terms of product innovation, development, exclusivity, service of supply and operational efficiency.

GOLD INK AWARDS

Quebecor World was honored at The Gold Ink Awards and Hall of Fame Banquet on September 10, 2001, during Print Expo 2001 at Chicago's McCormick Place. The company received 78 awards, more than twice the number of awards won by any other printer. This demonstrates once again Quebecor World's position as the industry leader.


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                            PAGE 6

3. MANAGEMENT APPOINTMENTS
--------------------------------------------------------------------------------


VINCENT BASTIEN, presently Chief Operating Officer of Quebecor World Europe replaces John Bertuccini and will assume increased responsibilities as the new President of Quebecor World Europe. On an interim basis, Vincent will also continue as President of Quebecor World France, while John Dickin will continue providing leadership in all European countries except France.

JOHN BERTUCCINI, who recently completed his mandate as President of Quebecor World Europe, has been appointed as Executive Vice President, International Sales reporting to Marc Reisch. The appointment of a seasoned industry leader to this position reflects Quebecor World's ever-growing emphasis upon global partnering and global relationships.

BRUCE W. HANNAH has joined Quebecor World as Vice President, Human Resources. Bruce brings more than 10 years of experience as a human resource executive to Quebecor World, and was most recently Senior Vice President, Human Resources at GEAC Computer Corporation. Prior to that, Bruce was Vice President, Human Resources for EDS Canada.


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                            PAGE 7

4. CORPORATE FINANCE
--------------------------------------------------------------------------------


NORMAL COURSE ISSUER BID

As at September 30, 2001 the Corporation had purchased a total of 3.5 million Subordinate Voting Shares under its 2001 normal course issuer bid program, which commenced April 6, 2001. It had purchased 3.2 million shares under its 2000 program, which expired April 5, 2001. Total repurchases made during the nine month period ending September 30, 2001 were 6.7 million shares for a cash consideration of US$173 million. As at September 30, 2001, the Company also had outstanding forward contracts to purchase an additional 0.9 million shares for settlement prior to April 5, 2002.

------------------------------------------------------------------------------------------------
NORMAL COURSE SHARE REPURCHASES                   2000 PROGRAM     2001 PROGRAM      TOTAL
------------------------------------------------------------------------------------------------
Number of Shares Purchased                         3,188,492        3,474,400        6,662,892
Average Price per Share (Cdn $)                       $35.99           $39.48           $37.84
Average Price per Share (US $)                        $24.82           $27.03           $25.97

Shares Committed under Forward Contracts                              859,900          859,900
Average Price per Share (Cdn $)                                        $39.17           $39.17
Average Price per Share (US $)                                         $24.82           $24.82
------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                            PAGE 8

--------------------------------------------------------------------------------


ISSUANCE OF 6.90% REDEEMABLE PREFERRED SHARES, SERIES 5

On August 16, 2001 Quebecor World issued in the Canadian equity market 7 million 6.90% Cumulative Redeemable First Preferred Shares, Series 5, at Cdn$25.00 per share, for aggregate proceeds of $175,000,000. The shares were purchased by a syndicate of underwriters, who exercised their option to purchase an additional 1 million shares beyond their commitment of 6 million shares. The Series 5 Shares represent approximately 2% of Quebecor World's capital structure, and will be used to invest in capital expenditures in the United States and for general corporate purposes. The shares serve to further strengthen Quebecor World's capital structure for future growth.

CONSENT SOLICITATION FOR QUEBECOR WORLD (USA) INC. SENIOR SUBORDINATED NOTES

On August 1, 2001, Quebecor World successfully completed the consent solicitation issued to holders of the Senior Subordinated Notes of Quebecor World (USA), formerly World Color Press, Inc. Holders of the World Color Notes received a cash payment in consideration for certain amendments to the Notes such that they are no longer be subordinated to, and effectively rank parri passu with other senior unsecured obligations of Quebecor World Inc. In addition, certain restrictive covenants contained in the World Color Notes have been modified to conform to analogous covenants contained in Quebecor World's other senior obligations.


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                            PAGE 9

5. SEGMENTED RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
NORTH AMERICA

-------------------------------------------------------------------------------------------------------------------------------
(IN $ MILLIONS EXCEPT MARGINS)            FOR THE 3 MONTHS ENDED SEPT 30                  FOR THE 9 MONTHS ENDED SEPT 30
-------------------------------------------------------------------------------------------------------------------------------
                                         2001        Change         2000                 2001        Change        2000
                                   --------------------------------------------------------------------------------------------
Revenues                              $ 1,373.4       -2%        $ 1,398.4            $ 3,941.5       -3%         $ 4,080.9
EBITDA(1)                                 233.8       -5%            246.5                634.9       -4%             663.9
Operating income(1)                       163.0       -7%            175.9                427.0       -3%             440.9
EBITDA  margin                             17.0%                      17.6%                16.1%                       16.3%
Operating margin                           11.9%                      12.6%                10.8%                       10.8%
-------------------------------------------------------------------------------------------------------------------------------

(1) INCLUDES NON OPERATING INCOME OF $0.1M FOR Q3 2000 AND NON-OPERATING EXPENSES OF $0.5M FOR Q3 2001

    INCLUDES NON OPERATING INCOME OF $2.3M FOR Q3 2000 YTD AND NON-OPERATING EXPENSES OF $2.7M FOR Q3 2001 YTD


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 10

--------------------------------------------------------------------------------
EUROPE (EURO)

-------------------------------------------------------------------------------------------------------------------------------
(IN EURO MILLIONS EXCEPT MARGINS)        FOR THE 3 MONTHS ENDED SEPT 30                  FOR THE 9 MONTHS ENDED SEPT 30
-------------------------------------------------------------------------------------------------------------------------------
                                         2001        Change         2000                 2001        Change        2000
                                   --------------------------------------------------------------------------------------------
Revenues                           EURO 236.8          +2%    EURO 231.2           EURO 726.7          +5%     EURO 695.1
EBITDA(1)                                25.4         -12%          28.7                 86.3          +2%           84.6
Operating income(1)                      10.8         -31%          15.5                 43.4          -4%           45.1
EBITDA  margin                           10.7%                      12.4%                11.9%                       12.1%
Operating margin                          4.6%                       6.7%                 6.0%                        6.5%
-------------------------------------------------------------------------------------------------------------------------------

(1) INCLUDES NON OPERATING EXPENSES OF E 3.3M FOR Q3 2000 AND E $1.0M FOR
    Q3 2001

    INCLUDES NON OPERATING EXPENSES OF E 4.8M FOR Q3 2000 YTD AND E 1.7M FOR Q3 2001 YTD


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 11

--------------------------------------------------------------------------------
LATIN AMERICA

-------------------------------------------------------------------------------------------------------------------------------
(IN US$ MILLIONS EXCEPT MARGINS)          FOR THE 3 MONTHS ENDED SEPT 30                 FOR THE 9 MONTHS ENDED SEPT 30
-------------------------------------------------------------------------------------------------------------------------------
                                         2001        Change         2000                 2001        Change        2000
                                   --------------------------------------------------------------------------------------------
Revenues                              $40.5           +52%         $26.7                $111.3         +42%         $78.4
EBITDA(1)                               3.0           +43%           2.1                  10.9         +32%           8.2
Operating income(1)                     1.2           +71%           0.7                   5.5         +53%           3.6
EBITDA margin                           7.4%                         7.8%                  9.8%                      10.5%
Operating margin                        2.9%                         2.5%                  4.9%                       4.6%
-------------------------------------------------------------------------------------------------------------------------------

(1) INCLUDES NON OPERATING EXPENSES OF $1.6M FOR Q3 2001

    INCLUDES NON OPERATING EXPENSES OF $0.1M FOR Q3 2000 YTD AND $1.6M FOR Q3 2001 YTD


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 12

6. BREAKDOWN OF REVENUES
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
(IN US$ MILLIONS EXCEPT MARGINS)          FOR THE 3 MONTHS ENDED SEPT 30                 FOR THE 9 MONTHS ENDED SEPT 30
-------------------------------------------------------------------------------------------------------------------------------
                                         2001        Change         2000                 2001        Change        2000
                                   --------------------------------------------------------------------------------------------
Magazines, Catalogs & Retail          $ 1,042         +1%          $ 1,028              $ 2,968         +0%         $ 2,967
Specialty printing and
  Direct Mail                             192        -13%              220                  606        -13%             698
Books                                     189         -4%              196                  542         -9%             597
Directories                               110        +29%               85                  301        +16%             260
Pre-media, logistics and other
  value added services                     92        -12%              102                  287         -1%             291
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                 $ 1,625         -1%          $ 1,634              $ 4,704         -2%         $ 4,813
-------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 13

7. FINANCIAL CONDITION
--------------------------------------------------------------------------------
SUMMARIZED CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------
(IN $ MILLIONS EXCEPT FINANCIAL RATIOS)                   30-SEPT-01           %           30-SEPT-00
-----------------------------------------------------------------------------------------------------
Non-cash working capital(1)                                    $ 314         -26%              $ 427
Net fixed assets                                               2,726          +2%              2,672
Total assets                                                   6,604          -0%              6,628
Shareholders' equity                                           2,651         +12%              2,370
Long-term debt                                                 2,202         -11%              2,481
Convertible debentures                                           113         -25%                151
Debt:Equity                                                  47 : 53                         53 : 47
EBITDA Coverage Ratio(2)                                         4.7                             4.6
EBIT Coverage Ratio(2)                                           3.2                             3.0
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

(1) Before restructuring liabilities
(2) Trailing 12-month, before restructuring and other charges


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 14

8. DISCUSSION OF CONSENSUS EARNINGS
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                          EARNINGS PER SHARE(1,2)
-----------------------------------------------------------------------------------------------------------------------------------
                   FIRST QUARTER         SECOND QUARTER          THIRD QUARTER           FOURTH QUARTER             FULL YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                    EPS        %          EPS        %           EPS          %          EPS         %            EPS        %
-----------------------------------------------------------------------------------------------------------------------------------
    1998          $ 0.16      +7%       $ 0.31      +15%        $ 0.38      +27%       $ 0.44       +10%         $ 1.29     +15%
    1999          $ 0.18      +13%      $ 0.36      +16%        $ 0.43      +13%       $ 0.58       +32%         $ 1.55     +20%
    2000          $ 0.24      +33%      $ 0.40      +11%        $ 0.58      +35%       $ 0.69       +19%         $ 1.90     +23%
    2001          $ 0.27      +13%      $ 0.41      +3%         $ 0.46      -21%       $ 0.44(3)    -36%         $ 1.58(3)  -17%
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                       SUMMARY OF EARNINGS ESTIMATES
-----------------------------------------------------------------------------------------------------------------------------------
                   FIRST QUARTER         SECOND QUARTER          THIRD QUARTER           FOURTH QUARTER           FULL YEAR
-----------------------------------------------------------------------------------------------------------------------------------
Average(3)                                                                                   $0.44                  $1.58
High(3)                                                                                      $0.49                  $1.60
Low(3)                                                                                       $0.37                  $1.51
Number of
  Analysts                                                                                       9                     14
-----------------------------------------------------------------------------------------------------------------------------------
IQW Guidance -
  October 9th                                                                            $0.42 - $0.52(4)        $1.55 - $1.65
-----------------------------------------------------------------------------------------------------------------------------------

(1) BEFORE RESTRUCTURING AND OTHER CHARGES

(2) DILUTED EARNINGS PER SHARE

(3) EARNINGS ESTIMATES BASED ON MANAGEMENT'S SURVEY OF SELL-SIDE ANALYSTS AS AT OCTOBER 25, 2001

(4) INTERPOLATION FROM GUIDANCE RANGES PROVIDED FOR Q3 AND FULL YEAR 2001


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 15

8. DISCUSSION OF CONSENSUS EARNINGS
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                      CASH EARNINGS PER SHARE(1,2,3)
-----------------------------------------------------------------------------------------------------------------------------------
                   FIRST QUARTER         SECOND QUARTER          THIRD QUARTER           FOURTH QUARTER             FULL YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                    EPS        %          EPS        %           EPS          %          EPS         %            EPS        %
-----------------------------------------------------------------------------------------------------------------------------------
    1998          $ 0.19      +7%       $ 0.33      +15%        $ 0.43      +27%       $ 0.49       +10%         $ 1.44     +15%
    1999          $ 0.21      +11%      $ 0.41      +24%        $ 0.49      +14%       $ 0.69       +41%         $ 1.80     +25%
    2000          $ 0.35      +67%      $ 0.51      +24%        $ 0.68      +39%       $ 0.77       +12%         $ 2.30     +28%
    2001          $ 0.38      +9%       $ 0.51      +0%         $ 0.57      -16%       $ 0.55(4)    -29%         $ 2.01(4)  -13%
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                       SUMMARY OF EARNINGS ESTIMATES
-----------------------------------------------------------------------------------------------------------------------------------
                   FIRST QUARTER         SECOND QUARTER          THIRD QUARTER           FOURTH QUARTER           FULL YEAR
-----------------------------------------------------------------------------------------------------------------------------------
Average(4)                                                                                   $0.55                    $2.01
High(4)                                                                                      $0.60                    $2.03
Low(4)                                                                                       $0.48                    $1.94
Number of
Analysts                                                                                         9                       14
-----------------------------------------------------------------------------------------------------------------------------------
IQW Guidance -
October 9th                                                                              $0.53 - $0.63(5)        $1.97 - $2.07
-----------------------------------------------------------------------------------------------------------------------------------

(1) BEFORE RESTRUCTURING AND OTHER CHARGES

(2) DILUTED EARNINGS PER SHARE

(3) BEFORE AMORTIZATION OF GOODWILL

(4) EARNINGS ESTIMATES BASED ON MANAGEMENT'S SURVEY OF SELL-SIDE ANALYSTS AS AT OCTOBER 25, 2001, ADJUSTED FOR AMORTIZATION OF GOODWILL ESTIMATE

(5) INTERPOLATION FROM GUIDANCE RANGES PROVIDED FOR Q3 AND FULL YEAR 2001


--------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 16

                           [QUEBECOR WORLD INC. LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW
--------

Quebecor World is the largest commercial printer in the world. We are a market leader in most of our product categories, which include magazines, retail inserts, catalogs, specialty printing and direct mail, books, pre-media, logistics and other value-added services, and directories. We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

During the third quarter, the Company acquired Retail Printing Corporation of Taunton, Massachusetts, with two plants in Taunton and Nashville, Tennessee. These additions to the retail platform have enhanced the Company's ability to provide printing services to retail and newspaper insert customers from coast-to-coast in the United States.

At the end of the third quarter, the Company entered into a binding agreement, pending regulatory approval, to purchase the printing, finishing and logistics assets of Hachette Filipacchi Medias in Europe. The assets include printing and bindery facilities in France and 50% ownership of Helio Charleroi in Belgium. The Company also secured a long-term contract to print Hachette's publications in France.

RESULTS OF OPERATIONS
---------------------

THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 COMPARED WITH THE CORRESPONDING PERIODS OF 2000.

REVENUES
--------

Consolidated revenues were $1,625 million in the third quarter ended September 30, 2001 compared with $1,634 million for the same period of the previous year, a decrease of 1%. The shortfall compared with 2000 is primarily due to the economic slowdown in the United States further emphasized by the terrorist attacks of September 11th in a month that traditionally represents more than 40% of the third quarter net income. European revenue improved in the third quarter compared with last year. For the same period, Latin American revenues increased more than 50% over the previous year, explained by business acquisitions as well as organic growth.

For the nine-month period ended September 30, 2001, consolidated revenues have slightly decreased from $4,813 million in 2000 to $4,704 million in 2001. Again, the shortfall is primarily due to the economic slowdown in the United States, partly offset by revenues increases in Europe and Latin America.

OPERATING EXPENSES
------------------

Cost of sales for the third quarter was essentially unchanged at $1,248 million from $1,246 million in 2000. Gross profit margins decreased to 23.2% in 2001 from 23.7%. On a year to date basis, cost of sales decreased $68 million or 2% to $3,629 million in 2001 from $3,697 million in 2000. Gross profit margins decreased to 22.9% in 2001 from 23.2% in 2000, mainly due to lower operating leverage from the difficult economic environment.

Selling, general and administrative expenses increased by $18 million to $119 million in the third quarter of 2001 from $101 million in 2000. The third quarter of 2001 included $3 million of non-operating expenses. For the same quarter last year, the gain of $11 million from the sale of the Company's CD-ROM replication business was applied in reduction of selling, general and administrative expenses. Excluding these non-operating items, selling, general and administrative expenses as a percentage of revenues were at 7.1%, slightly higher than 6.9% for the comparative three-month period in 2000. On a year to date basis, selling, general and administrative expenses were $354 million in 2001 compared with $342 million in 2000. Before non-operating items, selling, general and administrative expenses as a percentage of revenues were at 7.4% in 2001 compared with 7.3% in 2000.

Depreciation and amortization was $86 million in the third quarter of 2001, compared with $84 million in the same quarter last year. On a year to date basis, depreciation and amortization was $253 million in 2001 compared with $266 million in 2000. The decrease primarily reflects equipment shutdown as part of the restructuring activities in North America, as well as the write-down of assets in the context of the World Color Merger restructuring plan. We expect to spend approximately $250 million in 2001 on capital expenditures.

Net income for the third quarter of 2001 was $71 million or $0.46 per share (on a diluted basis) from $89 million or $0.58 per share in 2000. On a cash basis, before goodwill amortization, earnings per share was $0.57 compared with $0.68 last year. Net income for the nine months ended September 30, 2001 was $176 million or $1.13 per share, compared with $189 million or $1.21 per share for the same period last year.

For the third quarter of 2001, operating income was unfavourably impacted by foreign exchange translation in Canada and Latin America. On a year to date basis, the movement in European, Canadian and Latin American currencies unfavourably impacted operating income.

Financial expenses decreased by $7 million to $53 million in the third quarter of 2001, compared with $60 million for the same period last year. On a year to date basis, financial expenses decreased by $16 million to $159 million in 2001 from $175 million in 2000. The reduced interest expenses in both periods was a result of lower volume and interest rates on long-term debt, lower rates on the securitization program and the issuance of preferred shares in the first and third quarters of 2001. This has been partly offset by the interest on capital spending, the normal course issuer bid programs and business acquisitions. As at September 30, 2001, the EBITDA coverage of fixed charges ratio was 4.7 times compared with 4.6 times as at December 31, 2000 and with 4.6 at the end of the third quarter of 2000.

The effective tax rate for the quarter and the year to date ended September 30, 2001 was 26.7%, compared with 27.8% for the full year 2000. In 2000, the effective tax rate was 26.6% for the third quarter and 28.4% for the nine-month period ended September 30. The lower tax rate, compared with full year 2000, is due to a reduction in income from the United States and an increase in income generated in countries with lower tax rates.

RESTRUCTURING AND OTHER CHARGES
-------------------------------

During 2000, the Company implemented restructuring initiatives resulting in the termination of employees for a cost of $18 million and the write-down of assets for $10 million. These initiatives covered further integration of European facilities as well as consolidation of administrative and production functions, and increased focus on conversion to digital pre-media. Non-cash items related mostly to assets rendered idle as a result of the restructuring undertaken in 1999. The Company used $4 million and $13 million of the restructuring reserve established in 1999 as a result of the Merger with World Color, during the three-month and nine-month periods ended September 30, 2001 respectively.

Subsequent to the end of the third quarter, the Company revised its earning outlook for the year 2001 based on weak market conditions that have been further disrupted by the September 11th terrorist attacks in the United States. Given adverse market conditions and management's assessment of negative short-term prospects with no apparent economic recovery, the Company also announced that it intends to take restructuring and other special charges in the fourth quarter of 2001. It is anticipated that the Company will record special charges currently estimated at $225 million before taxes with a cash component of approximately $100 million. Most of the cash costs relate to plant closures, severance from workforce reduction and other charges. It is anticipated that the restructuring plans to be implemented will result in the elimination of 6% of our workforce globally.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Cash flow from operations amounted to $12 million for the third quarter of 2001 compared with $18 million for the same quarter last year. For the nine-month period ended September 30, cash flow from operations amounted to $136 million in 2001 compared with $307 million in 2000. Working capital was $199 million at September 30, 2001 compared with a deficiency of $67 million at December 31, 2000 and a working capital of $307 million at September 30, 2000. The decrease of $108 million when compared with September 30, 2000 was mainly due to a higher level of utilization of securitization programs, partly offset by an increase in the number of receivables days due to the slowdown in the US economy. The increase from December is mostly explained by lower trade payables and accrued liabilities at the end of the third quarter.

During the period from January to April 2001, we repurchased for cancellation under the Normal Course Issuer Bid announced on April 4, 2000, a total of 3,188,492 Subordinate Voting Shares for a total cost, net of premium on puts sold, of approximately Cdn$115 million ($79 million), at an average cost per share of Cdn$35.99 ($24.82). Share repurchases under the 2000 Program were funded largely through the sale of non-core businesses and other assets. The 2000 Program expired on April 5, 2001.

On April 2, 2001, the Company announced a new Normal Course Issuer Bid program which will expire on April 5, 2002. Under the 2001 program, the Company has repurchased for cancellation a total of 3,474,400 Subordinate Voting Shares for a total cost of approximately Cdn$137 million ($94 million), at an average cost per share of Cdn$39.48 ($27.03). The Company also committed to repurchase for cancellation 859,900 shares at an average price per share of approximately Cdn$39.17 ($24.82) for settlement in October 2001, March and April 2002.

Capital expenditures, net of proceeds from disposals, totaled $66 million and $15 million in the third quarters of 2001 and 2000, respectively. For the nine-month period ended September 30, capital expenditures, net of proceeds from disposals, totaled $222 million and $93 million in 2001 and 2000, respectively. These capital expenditures reflect the purchase of additional pre-media, press and bindery equipment which are part of an ongoing program to grow our business through incremental manufacturing capacity, support customer requirements, maintain modern, efficient plants, and continually increase productivity. Under this program, we currently anticipate to invest approximately $250 million in 2001, including $150 million on new equipment and $75 million on replacement of existing equipment and environmental compliance. The balance of $25 million will be focused on redeployment of equipment from facilities being shut down to those where increased productivity and cost efficiencies can be achieved.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.


FINANCIAL POSITION
------------------

At September 30, 2001 and 2000, our total debt was $2,410 million and $2,674 million respectively. Our debt to capitalization ratio was 47:53, the same as at December 31, 2000 and was 53:47 at September 30, 2000. The decrease in our debt, compared to the prior year, was explained by the Company's focus on paying down bank borrowings. Our securitization of accounts receivable programs amounted to $608 million as of September 30, 2001, compared with $478 million as at September 30, 2000 and $572 million as of December 31, 2000.

At the end of February 2001, the Company issued in the Canadian capital markets a total of 8,000,000, 6.75% Cumulative Redeemable First Preferred Shares, Series 4, at Cdn$25.00 ($16.28) per share, for aggregate proceeds of Cdn$200 million ($130 million).

At the end of March 2001, the Company issued $250 million Senior Notes to a group of private U.S. investors. The Notes mature on March 28, 2006 and bear interest at 7.2% annually. This issue follows two earlier placements in July and September of 2000, in the amounts of $250 million and $121 million respectively, bringing the total amount raised to date in the U.S. private debt market to $621 million for maturities ranging between 5 and 20 years. Proceeds from this third series of Notes were used to repay the remaining bank indebtedness under the 1999 World Color acquisition bank credit facility. This refinancing has also served to extend the Company's debt maturity profile and further diversify its sources of capital.

In August 2001, the Company issued in the Canadian capital markets a total of 7,000,000, 6.90%, Cumulative Redeemable First Preferred Shares, Series 5, at Cdn$25.00 ($16.27) per share, for aggregate proceeds of Cdn$175 million ($114 million).

During the nine-month period of 2001, the Company cancelled the remaining balance of its $1.25 billion bank facility established at the time of the World Color Merger.


RISKS AND UNCERTAINTIES
-----------------------

In the normal course of business, we are exposed to changes in interest rates. However, we manage this exposure by having a balanced schedule of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements and cross-currency interest rate swap agreements to manage both our interest rate and foreign exchange exposure. These agreements did not have a material impact on the financial statements for the periods presented.

We have also entered into foreign exchange forward contracts and interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities.

While the counterparties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As at September 30, 2001, we had no significant concentrations of credit risk.


ACCOUNTING POLICIES
-------------------

In the first quarter of 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") dealing with earnings per share. The standard requires the disclosure of the calculation of basic and diluted earnings per share and the use of the treasury stock method for calculating the dilutive impact of stock options. All earnings per share amounts disclosed for comparison have been restated. The impact of that change is presented in Note 8 of the quarterly financial statements.

In March 2001, the CICA issued the Accounting Guideline ("AcG") No. 12 Transfer of Receivable. The new recommendations apply to transfers after June 30, 2001, although application is permitted for transfers after March 31, 2001. The Company adopted the new recommendation prospectively. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheets and the consolidated statements of income and retained earnings and cash flows as at September 30, 2001.

In the second quarter of 2001, the CICA issued Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets, of the CICA handbook. Under Section 1581 of the CICA handbook, business combinations initiated after June 30, 2001 are accounted for as a purchase. For purchase business combinations that were consummated after June 30, 2001, goodwill and intangibles were recorded in accordance with Section 1581 of the handbook. In accordance with Section 3062, goodwill and intangible assets with indefinite useful lives are not amortized but continue to be evaluated for impairment based on actual accounting standards, other identified intangibles with estimated useful lives are amortized.

For purchase business combinations consummated on or before June 30, 2001, the accounting under Section 1580, Business Combinations, and under Section 3060, Capital Assets, have been applied. Such goodwill and separately identifiable intangibles are recorded and amortized until the Company adopts
Section 3062 of the handbook, which must be applied by the Company for the fiscal year beginning on January 1, 2002.

The Company is currently evaluating the impacts of adopting the provisions of Section 3062 of the CICA handbook, including potential impairment of existing goodwill or intangible assets with indefinite useful life balances, but has not yet quantified the impact on its consolidated financial position.

Those new recommendations harmonize the Canadian standards with the United States standards.


SEASONALITY
-----------

The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.


FORWARD-LOOKING STATEMENTS
--------------------------

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Periods ended September 30
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

                                                                      Three months                       Nine months
-----------------------------------------------------------------------------------------------------------------------------
                                                                  2001             2000             2001              2000
-----------------------------------------------------------------------------------------------------------------------------

REVENUES                                                       $1,625,185       $1,633,767       $4,704,197        $4,813,258

Operating expenses:
     Cost of sales                                              1,247,828        1,246,014        3,629,071         3,697,088
     Selling, general and administrative                          118,785          101,082          354,379           341,874
     Depreciation and amortization                                 85,847           84,327          252,637           266,014
-----------------------------------------------------------------------------------------------------------------------------
                                                                1,452,460        1,431,423        4,236,087         4,304,976
-----------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                  172,725          202,344          468,110           508,282

Financial expenses                                                 52,936           59,506          159,167           175,066
-----------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                        119,789          142,838          308,943           333,216

Income taxes                                                       32,043           37,938           82,642            94,481
-----------------------------------------------------------------------------------------------------------------------------

Income before minority interest                                    87,746          104,900          226,301           238,735

Minority interest                                                     893              502            2,535             1,616
-----------------------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                            86,853          104,398          223,766           237,119

Goodwill amortization, net of income taxes                         16,020           15,700           47,276            48,039
-----------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                     $   70,833       $   88,698       $  176,490        $  189,080

Net income available to holders of preferred shares                 5,572            2,531           13,412             7,646
-----------------------------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares               $   65,261       $   86,167       $  163,078        $  181,434
=============================================================================================================================

EARNINGS PER SHARE (NOTE 8)
     Basic                                                     $     0.46       $     0.59       $     1.14        $     1.23
     Diluted                                                   $     0.46       $     0.58       $     1.13        $     1.21

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION
     Basic                                                     $     0.58       $     0.69       $     1.47        $     1.56
     Diluted                                                   $     0.57       $     0.68       $     1.45        $     1.53
-----------------------------------------------------------------------------------------------------------------------------

Average number of equity shares outstanding (in thousands)
     Basic                                                        140,790          146,591          142,855           147,321
     Diluted                                                      145,658          151,472          147,495           152,028
-----------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS:
Balance, beginning of period                                   $  884,942       $  719,096       $  870,272        $  650,155
     Net income                                                    70,833           88,698          176,490           189,080
     Shares and convertible notes repurchased                     (27,907)          (9,549)         (77,312)          (13,818)
     Share issue expenses, net of income taxes (note 7)            (1,540)               -           (4,530)                -
     Dividends:
         Equity shares                                            (16,899)         (11,783)         (48,372)          (33,881)
         Preferred shares                                          (4,622)          (2,541)         (11,741)           (7,615)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                         $  904,807       $  783,921       $  904,807        $  783,921
=============================================================================================================================

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended September 30
(In thousands of US dollars)
(Unaudited)

                                                                      Three months                       Nine months
-----------------------------------------------------------------------------------------------------------------------------
                                                                  2001             2000             2001              2000
-----------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
     Net income                                                 $  70,833       $  88,698        $ 176,490         $ 189,080
     Non-cash items in net income:
         Depreciation of property, plant and equipment             80,041          80,250          235,559           249,228
         Amortization of goodwill and deferred charges             21,826          19,777           64,354            64,825
         Deferred income taxes                                     19,717          18,256           59,420            53,876
         Other                                                      3,463          (4,986)           8,278              (943)

     Changes in non-cash balances related to operations:
         Trade receivables                                       (111,515)       (149,488)         (46,470)           (9,283)
         Inventories                                              (52,505)        (93,124)         (25,430)          (84,194)
         Trade payables and accrued liabilities                     1,508          28,066         (242,916)         (152,315)
         Other current assets and liabilities                       2,654          19,711          (13,730)              839
         Other non-current assets and liabilities                 (23,963)         10,363          (79,771)           (4,111)
-----------------------------------------------------------------------------------------------------------------------------
     Cash provided from operating activities                       12,059          17,523          135,784           307,002

FINANCING ACTIVITIES:
     Net change in bank indebtedness                                  (54)            925           (1,930)           (1,616)
     Net proceeds from issuance of equity shares                    6,060             (59)          11,238             1,992
     Repurchases of shares for cancellation                       (58,428)        (20,386)        (173,067)          (33,228)
     Net proceeds from issuance of preferred shares               112,313               -          239,524                 -
     Issuance (repayments) of long-term debt and
       convertible notes                                          128,733          43,522          145,170          (141,021)
     Dividends on equity shares                                   (16,899)        (11,783)         (48,372)          (33,881)
     Dividends on preferred shares                                 (4,622)         (2,541)         (11,741)           (7,615)
     Dividends to minority shareholders                               (27)            (36)          (1,497)              (36)
-----------------------------------------------------------------------------------------------------------------------------
     Cash provided from (used by) financing activities            167,076           9,642          159,325          (215,405)

INVESTING ACTIVITIES:
     Acquisitions of businesses, net of cash and cash
       equivalents (note 3)                                       (99,364)         (4,799)        (129,049)           (5,344)
     Additions to property, plant and equipment                   (69,006)        (58,539)        (227,007)         (160,985)
     Net proceeds from disposal of other assets                     3,384          43,633            5,088            67,552
     Investment in an affiliated company                               -          (16,901)               -           (16,901)
     Other                                                         (8,098)              -          (15,274)                -
-----------------------------------------------------------------------------------------------------------------------------
     Cash used by investing activities                           (173,084)        (36,606)        (366,242)         (115,678)

Effect of exchange rate changes on cash and cash
   equivalents                                                     (4,504)          8,797           20,309            23,700
-----------------------------------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents                1,547            (644)         (50,824)             (381)

Cash and cash equivalents, beginning of period                        361           3,876           52,732             3,613
-----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                        $   1,908       $   3,232        $   1,908         $   3,232
=============================================================================================================================

Supplemental cash flow information:

Interest paid                                                   $  67,649       $  64,629        $ 166,875         $ 183,981
Income taxes paid                                                   9,343           5,047           58,264            42,172
=============================================================================================================================

See Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)


                                                               September 30           December 31       September 30
                                                                (Unaudited)             (Audited)        (Unaudited)
--------------------------------------------------------------------------------------------------------------------
                                                                    2001                  2000               2000
--------------------------------------------------------------------------------------------------------------------

ASSETS

Current assets:
     Cash and cash equivalents                                   $    1,908            $   52,732         $    3,232
     Trade receivables, net of allowances for
       doubtful accounts of $21,915, $17,823 and
       $17,004 respectively (note 4)                                632,111               584,047            709,398
     Receivables from related parties                                 3,208                 3,048              2,884
     Inventories                                                    489,525               461,340            550,186
     Deferred income taxes                                           58,061                58,083             41,130
     Prepaid expenses                                                37,030                26,024             28,580
--------------------------------------------------------------------------------------------------------------------
                                                                  1,221,843             1,185,274          1,335,410
Property, plant and equipment, net of accumulated
   depreciation of $1,457,469, $1,262,281 and
   $1,302,678 respectively                                        2,725,855             2,682,983          2,671,640
Goodwill, net of accumulated amortization
   of $191,445, $144,114 and $137,660 respectively                2,489,515             2,459,510          2,464,778
Other assets                                                        166,432               156,893            156,175
--------------------------------------------------------------------------------------------------------------------
                                                                 $6,603,645            $6,484,660         $6,628,003
====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                           $      826            $    3,129         $    3,723
     Trade payables                                                 532,756               632,550            482,697
     Accrued liabilities                                            394,471               522,907            463,161
     Income and other taxes                                           1,131                 6,011             40,977
     Current portion of long-term debt and convertible notes         94,144                87,212             38,115
--------------------------------------------------------------------------------------------------------------------
                                                                  1,023,328             1,251,809          1,028,673

Long-term debt (note 6)                                           2,202,167             2,015,554          2,480,708
Other liabilities                                                   249,097               290,788            331,033
Deferred income taxes                                               351,453               326,137            246,160
Convertible notes                                                   112,817               105,936            151,178
Minority interest                                                    13,463                20,556             19,915

Shareholders' equity:
     Capital stock (note 7)                                       1,790,788             1,631,241          1,635,727
     Additional paid-in capital                                     104,586               104,586            103,262
     Retained earnings                                              904,807               870,272            783,921
     Translation adjustment                                        (148,861)             (132,219)          (152,574)
--------------------------------------------------------------------------------------------------------------------
                                                                  2,651,320             2,473,880          2,370,336
--------------------------------------------------------------------------------------------------------------------
                                                                 $6,603,645            $6,484,660         $6,628,003
====================================================================================================================

See Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended September 30, 2001 and 2000
(Tabular amounts are expressed in thousands of US dollars)
(Unaudited)


1.   BASIS OF PRESENTATION
     The Consolidated Financial Statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These Consolidated Financial Statements have been prepared in conformity with Canadian generally accepted accounting principles and should be read in connection with the Consolidated Financial Statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of our business.


2.   ACCOUNTING CHANGES
     The Consolidated Financial Statements have been prepared using the same accounting policies as described in the latest Annual Report with exception of the new standards described below.

     A)  EARNINGS PER SHARE
         In the first quarter of 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") dealing with earnings per share. These new recommendations of CICA handbook Section 3500 harmonizes the Canadian standard with the United States standards. The standard requires the disclosure of the calculation of basic and diluted earnings per share and the use of the treasury stock method for calculating the dilutive impact of stock options. All earnings per share amounts disclosed for comparison have been restated. This restatement did not have a significant impact on the diluted earnings per share, both before and after goodwill amortization, for each period presented.

     B)  TRANSFER OF RECEIVABLES
         In March 2001, the CICA issued the Accounting Guideline ("AcG") No. 12 Transfer of Receivables. The new recommendations apply to transfers after June 30, 2001, although application is permitted for transfers after March 31, 2001. The Company adopted the new recommendations prospectively. The new recommendations of CICA handbook AcG-12 harmonize the Canadian standards with the United States standards. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheets and the consolidated statements of income and retained earnings and cash flows as at September 30, 2001.

     C)  BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS
         In the second quarter of 2001, the CICA issued Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets, of the CICA handbook. Under Section 1581 of the CICA handbook, business combinations initiated after June 30, 2001 are accounted for as a purchase. For purchase business combinations that were consummated after June 30, 2001, goodwill and intangibles were recorded in accordance with Section 1581 of the CICA handbook. In accordance with
         Section 3062, goodwill and intangible assets with indefinite useful lives are not amortized but continue to be evaluated for impairment based on actual accounting standards, other identified intangibles with estimated useful lives are amortized.

         For purchase business combinations consummated on or before June 30, 2001, the accounting under Section 1580, Business Combinations, and under Section 3060, Capital assets, have been applied. Such goodwill and separately identifiable intangibles are recorded and amortized until the Company adopts Section 3062 of the handbook, which must be applied by the Company for fiscal year beginning on January 1, 2002.


3.   BUSINESS ACQUISITIONS
     The Company made several business acquisitions in the first nine months of 2001, which have been accounted for using the purchase method and earnings are included in the consolidated statements of income and retained earnings since the date of acquisition.

     In February 2001, the Company acquired a 70% controlling interest in Espacio Y Punto, in Spain, for a cash consideration of $8 million.

     In March 2001, the Company acquired a 75% controlling interest in Grafica Melhoramentos, in Brazil, for a cash consideration of $5 million.

     In March 2001, the Company also acquired minority interests in its Latin American operations for a cash consideration of $16 million, a convertible subordinated debenture of $6 million and a promissory note of $2 million.

     In July 2001, the Company acquired Retail Printing Corporation, in Massachusetts, United States, to expand its North American retail network for a cash consideration of $98 million.

     During the first nine months, the Company also completed other business acquisitions for a cash consideration of $2 million.

     Net assets acquired at fair value:


-------------------------------------------------------------------------
     Assets acquired:
         Non-cash operating working capital                      $  2,381
         Property, plant and equipment                             61,251
         Goodwill                                                  99,215
         Other assets                                                 889
         Minority interest                                          7,229
     Liabilities assumed:
         Long-term debt                                            31,237
         Other liabilities                                            407
         Deferred income taxes                                      2,272
-------------------------------------------------------------------------
     Net assets acquired                                         $137,049
=========================================================================
     Consideration:
         Cash                                                    $129,049
         Purchase price balance                                     8,000
-------------------------------------------------------------------------
                                                                 $137,049
=========================================================================


4.   ASSET SECURITIZATION
     During the second quarter ended June 30, 2001, the Company sold a portion of its European trade receivables on a revolving basis under the terms of a European securitization agreement dated June 2001 (the "European Program"). The European Program limit is 153 million Euro ($130 million). As at September 30, 2001, the amount outstanding under the European Program was 118 million Euro ($108 million).


5.   RESTRUCTURING AND OTHER CHARGES
     As of January 1, 2001, the balance of the restructuring reserve was $18 million; this related to the termination of employees in Europe in response to difficult market conditions, as well as to changes in the Company's digital strategy. The Company used $13 million of restructuring reserve during the nine-month period ended September 30, 2001.


6.   LONG-TERM DEBT
     In March 2001, the Company issued Senior Notes for a principal amount of $250 million. The Senior Notes mature on March 28, 2006 and bear interest at a rate of 7.2%. These Notes contain certain restrictions that are generally less restrictive than those on the revolving bank facility.

     In the first nine months ended September 30, 2001, at the request of the Company, the remaining balance of its acquisition bank facility was cancelled.

7.   CAPITAL STOCK
     (a)  Issued and outstanding First Preferred Shares Series 5
          In the third quarter of 2001, the Company issued 7,000,000 First Preferred Shares Series 5 for a cash consideration of Cdn$175 million ($114 million) before share issue expenses of Cdn$6 million ($4 million) recorded as a reduction in retained earnings. The First Preferred Shares Series 5 are entitled to fixed cumulative preferential cash dividend of Cdn$1.7250 per share per annum, payable quarterly.

      (b) Issued and outstanding First Preferred Shares Series 4
          In the first quarter of 2001, the Company issued 8,000,000 First Preferred Shares Series 4 for a cash consideration of Cdn$200 million ($130 million) before share issue expenses of Cdn$5 million ($3 million) recorded as a reduction in retained earnings. The First Preferred Shares Series 4 are entitled to fixed cumulative preferential cash dividends of Cdn$1.6875 per share per annum, payable quarterly.

      (c) Share repurchase program
          During the nine-month period ended September 30, 2001, the Company repurchased for cancellation under the Normal Course Issuer Bid program initiated in 2000, a total of 3,188,492 Subordinate Voting Shares for a net cash consideration of Cdn$115 million ($79 million).

          In addition, the Company repurchased for cancellation under the Normal Course Issuer Bid program announced on April 2, 2001, a total of 3,474,400 Subordinate Voting Shares for a net cash consideration of Cdn$137 million ($94 million). This program is effective over the period from April 6, 2001 to April 5, 2002.

8.   EARNINGS PER SHARE
     The following table sets forth the computation of basic and diluted earnings per share:

                                                                          Three months              Nine months
-------------------------------------------------------------------------------------------------------------------
                                                                       2001         2000         2001          2000
-------------------------------------------------------------------------------------------------------------------

     Net income available to holders of equity shares              $ 65,261     $ 86,167     $163,078      $181,434

     Income impact on assumed conversion of
       convertible notes, net of applicable income taxes              1,377        1,331        3,470         3,136
-------------------------------------------------------------------------------------------------------------------
     Net income adjusted for dilution effect                       $ 66,638     $ 87,498     $166,548      $184,570
===================================================================================================================

     (In thousands)
     Weighted average shares outstanding                            140,790      146,591      142,855       147,321

     Effect of dilutive convertible notes and stock options           4,868        4,881        4,640         4,707
-------------------------------------------------------------------------------------------------------------------
     Weighted average of diluted equity shares outstanding          145,658      151,472      147,495       152,028
===================================================================================================================

     Basic earnings per share                                      $   0.46     $   0.59     $   1.14      $   1.23
     Diluted earnings per share                                    $   0.46     $   0.58     $   1.13      $   1.21
===================================================================================================================


9.   COMMITMENT
     On September 27, 2001, the Company signed a binding agreement pending regulatory approval to purchase the European printing assets of Hachette Filipacchi Medias.


10.  SUBSEQUENT EVENTS
     On October 9, 2001, the Company announced it is currently analyzing the extent of special restructuring and other charges. In the fourth quarter of fiscal 2001, the Company will record a charge initially estimated at $225 million before taxes, with a cash component of approximately $100 million. Most of the cash costs relate to plant closures, severance from workforce reduction and other charges. It is anticipated that the restructuring plans to be implemented will result in the closing of approximately 7 facilities and the elimination of 6% of the Company's workforce.


11.  SEGMENT DISCLOSURE
     The Company operates in the printing industry. Its business units are located in three major segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income. These segments are managed separately since they all require specific market strategies. Summarization of the segmented information is as follows:


-------------------------------------------------------------------------------------------------------------
                                         North                     Latin                Inter-
                                        America       Europe      America     Other     Segment         Total
-------------------------------------------------------------------------------------------------------------

Three months ended September 30,

2001
REVENUES                             $1,373,406     $211,520     $ 40,462   $     -       $(203)   $1,625,185
OPERATING INCOME                        162,986        9,728        1,169    (1,158)          -       172,725

2000
Revenues                              1,398,397      208,940       26,684         -        (254)    1,633,767
Operating income                        175,923       13,935          665    11,821           -       202,344
=============================================================================================================

Nine months ended September 30,

2001
REVENUES                             $3,941,466     $651,943     $111,311   $     -       $(523)   $4,704,197
OPERATING INCOME                        426,980       38,843        5,492    (3,205)          -       468,110

2000
Revenues                              4,080,857      654,115       78,420         -         (134)    4,813,258
Operating income                        440,943       42,221        3,608    21,510            -       508,282
=============================================================================================================


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               QUEBECOR WORLD INC.



                By:     /s/ Michael Young
                       ------------------------------------------------------
                Name:       Michael Young
                Title:      Vice President and Corporate Controller



Date: October 29, 2001